Exhibit 99.1

PPDAI Group Inc. Reports Fourth Quarter and Fiscal Year 2017 Unaudited Financial Results

SHANGHAI, Mar. 21, 2018 /PRNewswire/ – PPDAI Group Inc. (“PPDAI,” “Paipaidai,” or the “Company”) (NYSE: PPDF), a leading online consumer finance marketplace in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2017.

	As of
	December 31, 2016	September 30, 2017	December 31, 2017
Cumulative registered users[1] (’000)	32,610	57,581	65,409
Cumulative number of borrowers[2] (’000)	3,758	9,031	10,518
Cumulative number of individual investors[3]	357,131	521,831	559,760

	For Three Months Ended			For Twelve Months Ended
	December 31, 2016	December 31, 2017	YoY Change	December 31, 2016	December 31, 2017	YoY Change
Number of unique borrowers[4] (’000)	1,847	4,017	117.5%	3,376	8,730	158.6%
Loan origination volume[5] (RMB, million)	7,517	17,567	133.7%	19,878	65,568	229.9%
Repeat borrowing rate[6] (%)	60.7%	72.8%	19.9%	55.6%	68.9%	23.9%
Average loan size[7] (RMB)	2,630	2,590	(1.5%)	2,795	2,470	(11.6%)

Fourth Quarter 2017 Financial and Operational Highlights

●

Operating revenues for the fourth quarter of 2017 increased by 85.3% to RMB912.1 million (US$140.2 million), from RMB492.3 million in the same period of 2016. Excluding a one-time provision for expected discretionary payments to investors in investment

[1]	On a cumulative basis, number of users registered on PPDAI platform as of December 31, 2017.
[2]	On a cumulative basis, number of borrowers whose loans were funded on or prior to December 31, 2017.
[3]	On a cumulative basis, number of individual investors who have made at least one investment in loans on or prior to December 31, 2017.
[4]	Represents the total number of borrowers whose loans on PPDAI platform were funded during the period presented.
[5]	Represents the loan origination volume generated during the period presented.
[6]	Represents percentage of loan volume generated by repeat borrowers who have successfully borrowed on PPDAI platform before.
[7]	Represents the average loan size on PPDAI platform during the period presented.

programs protected by the Company’s investor reserve funds, from operating revenue, Non-GAAP adjusted operating revenues for this quarter were RMB1,019.8 million (US$156.7 million), representing a year-over-year increase of 107.2%.

●	Loan facilitation service fees increased by 98.2% to RMB620.2 million (US$95.3 million) in the fourth quarter of 2017, from RMB312.9 million in the same period of 2016.
●	Post-facilitation service fees further increased by 180.9% to RMB 227.2 million (US$34.9 million) in the fourth quarter of 2017, from RMB80.9 million in the same period of 2016.
●

Non-GAAP adjusted operating income, which excludes other income/ (expenses), share-based compensation expenses and a one-time provision for expected discretionary payments to investors in investment programs protected by the Company’s investor reserve funds from profit/(loss) before tax, increased by 100.7% to RMB327.4 million (US$50.3 million) for the fourth quarter of 2017, from RMB163.1 million in the same period of 2016.

●	Cumulative registered users[1] reached 65.4 million as of December 31, 2017.
●	Cumulative number of borrowers[2] reached 10.5 million as of December 31, 2017.
●	Cumulative number of individual investors[3] reached 559,760 as of December 31, 2017.
●	Number of unique borrowers[4] was 4.0 million for the fourth quarter of 2017, an increase of 117.5% from the same period of 2016.
●	Loan origination volume[5] was RMB17.6 billion for the fourth quarter of 2017, an increase of 133.7% from the same period of 2016.
●	Average loan tenure[8] was 6.7 months for the fourth quarter of 2017.

Fiscal Year 2017 Financial and Operational Highlights:

●

Operating revenues for the fiscal year 2017 increased by 222.3% to RMB 3,895.8 million (US$598.8 million), from RMB1,208.7 million in 2016. Excluding a one-time provision for expected discretionary payments to investors in investment programs protected by the Company’s investor reserve funds, from operating revenues, Non-GAAP adjusted operating revenues for the fiscal year 2017 were RMB4,003.5 million (US$615.3 million), representing a year-over-year increase of 231.2%.

●	Loan facilitation service fees increased by 212.0% to RMB2,843.3 million (US$437.0million) in the fiscal year 2017, from RMB911.4 million in 2016.
●	Post-facilitation service fees increased by 427.4% to RMB668.8 million (US$102.8 million) in the fiscal year 2017, from RMB126.8 million in 2016.
●

Non-GAAP adjusted operating income, which excludes other income/ (expenses), share-based compensation expenses and a one-time provision for the expected discretionary payments to investors in investment programs protected by the Company’s investor

[8]	Represents the average loan tenure period on PPDAI platform during the period presented.

reserve funds in the fourth quarter from profit/(loss) before tax, increased by 635.9% to RMB1,743.0 million (US$267.9 million) for the fiscal year 2017, from RMB236.8 million in 2016.
●	Net profit increased by 115.9% to RMB1,082.9 million (US$166.4 million) in the fiscal year 2017, from RMB501.5 million in 2016.
●	Number of unique borrowers[4] was 8.7 million for the fiscal year 2017, an increase of 158.6% from 2016.
●	Loan origination volume[5] was RMB65.6 billion for the fiscal year 2017, an increase of 229.9% from 2016.
●	Average loan tenure[8] was 7.5 months for the fiscal year 2017.

Mr. Jun Zhang, Chairman and Chief Executive Officer of PPDAI, commented, “2017 marks the tenth anniversary since our inception and a significant milestone in our journey. We are pleased to continue to deliver significant growth in the Company’s financial and operational results for the fourth quarter and full year 2017, highlighted by our full year loan origination volume of RMB65.6 billion, a strong 229.9% increase from RMB19.9 billion in 2016. The sustained dynamic growth was mainly attributable to the increase of our customer base. As of December 31, 2017, we had 65.4 million cumulative registered users and our cumulative borrowers had reached 10.5 million. In addition, our cumulative investors reached 559,760 in the fourth quarter of 2017, a 56.7% growth from the same quarter last year.

“With new regulations for the consumer lending space gradually unveiled and enforced, we have made some adjustments to our operations that have a minor impact on our core business model. We are confident we will satisfy any further requirements and that PPDAI is on track to complete the regulatory registration process. We firmly believe that the strengthened consumer lending regulatory framework is a big step forward and will support a healthy and sustainable industry environment. As an industry leader with the longest operating history in the sector and strong proprietary technologies and core capabilities, we are well positioned for future growth.”

Mr. Simon Ho, Chief Financial Officer of PPDAI commented, “In the light of regulatory changes impacting our industry, we’re delighted to deliver strong operational results in the fourth quarter, which was reflected by an increase of 107.2% in Non-GAAP adjusted operating revenues excluding a one-time provision in our investor reserve funds from operating revenue to RMB1,019.8 million from RMB492.3 million in the same period last year. This solid growth is evidence of the strong market demand for online consumer finance as well as the strength of our fast-growing user base. Despite our high growth trajectory on a year-over-year basis, we recorded soft sequential performance in the fourth quarter in terms of loan origination volume and loan facilitation fees.  During the quarter we proactively managed our loan volume in light of increased delinquencies and elevated credit risk in the industry, and we ceased the collection of upfront transaction fees, which had a one-off impact on our results in December. However, with the new U.S. GAAP revenue recognition standard taking effect in 2018, we are confident the changes in the transaction fee model will not impact our ability to grow revenues in 2018 and beyond.

“In addition, due to the sudden increase in credit risk across the market in the fourth quarter, we revised up our expected default rate assumptions, which resulted in charges for our risk reserve funds. These charges were mostly one-time and largely non-cash for the fourth quarter.  Now that the current credit cycle has peaked, and we’ve reversed out all of our previously recognized gains, we believe most of these losses are behind us,” added Mr. Ho.

Mr. Zhang concluded, “Continuous technology innovation and a focus on superior user experience remain the cornerstones of our model. Looking ahead in 2018 and beyond, we will remain focused on technology innovation through multiple initiatives. For example, by exploring artificial intelligence, big data analytics, cloud computing and blockchain technology, we strive to enhance the accuracy, efficiency and effectiveness of our platform. As a pioneer and industry leader, PPDAI will continue to fulfill its mission to utilize the most innovative technologies to deliver highly accessible and convenient financial solutions while achieving our long-term business goals for the benefits of all stakeholders.”

Fourth Quarter 2017 Financial Results

Operating revenues for the fourth quarter of 2017 increased by 85.3% to RMB 912.1 million (US$140.2 million) from RMB492.3 million in the same period of 2016, primarily due to the increase in loan facilitation service fees, post-facilitation service fees and other revenues as a result of the substantial increase in loan origination volume, offset by a one-time provision of RMB107.7 million for the expected discretionary payments to investors in investment programs protected by the investor reserve funds due to the increase in delinquency rates.

Loan facilitation service fees increased by 98.2% to RMB620.2 million (US$95.3 million) for the fourth quarter of 2017 from RMB312.9 million in the same period of 2016, primarily due to the substantial increases both in loan origination volume and the number of unique borrowers on the Company’s platform. During the period, loan facilitation service fees were partially impacted by the discontinuation of collecting transaction fees upfront upon loan origination effective early December 2017. The average rate of transaction fees charged to borrowers was 6.24% in the period, compared to 6.35% in the third quarter of 2017 and 7.19% in the fourth quarter of 2016.

Post-facilitation service fees increased significantly by 180.9% to RMB227.2 million (US$34.9 million) for the fourth quarter of 2017 from RMB80.9 million in the same period of 2016, primarily due to the substantial increase in loan origination volume and the rolling impact of deferred transaction fees.

Other revenue increased by 74.9% to RMB172.4 million (US$26.5 million) for the fourth quarter of 2017 from RMB98.5 million in the same period of 2016, primarily attributable to an increase in collection fees.

Net interest income/(expense) and loan provisions losses for the fourth quarter of 2017 was an expense of RMB13.2 million (US$2.0 million), compared to an income of RMB3.6 million in the same period of 2016. This was primarily due to provisions for expected loan losses related to the Company’s investments in trusts that were newly set up during the period.

Origination and servicing expenses increased by 153.9% to RMB296.3 million (US$45.5 million) for the fourth quarter of 2017 from RMB116.7 million in the same period of 2016, primarily due to the increase in headcount particularly for loan collection services, and to a lesser extent, due to an increase in referral fees paid to third parties for successful loan originations.

Sales and marketing expenses increased by 87.2% to RMB238.6 million (US$36.7 million) for the fourth quarter of 2017 from RMB127.4 million in the same period of 2016. The increase was primarily due to the increase in expenses associated with online customer acquisition, which mainly include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable PPDAI to reach quality borrowers, and branding.

General and administrative expenses increased by 182.5% to RMB250.4 million (US$38.5million) for the fourth quarter of 2017 from RMB88.6 million in the same period of 2016, primarily due to the increase in staff costs and the recognition of share based compensation of

RMB106.2 million in the quarter related to employee options granted historically with a performance target contingent upon IPO and cancellation of the share based compensation plan of a subsidiary company.

Operating income was RMB113.6 million (US$17.5 million) for the fourth quarter of 2017, compared with RMB163.1 million in the same period of 2016.

Non-GAAP adjusted operating income, which excludes other income/(expenses), share-based compensation and a one-time provision for expected discretionary payments to investors in investment programs protected by the investor reserve funds from profit/(loss) before tax, was RMB327.4 million (US$50.3 million), representing an increase of 100.7% from RMB163.1 million in the same period of 2016.

Other income recorded a loss of RMB 694.8 million (US$106.8 million) for the fourth quarter of 2017, compared with income of RMB124.7 million in the same period of 2016. Other income primarily consisted of a RMB27.1 million (US$4.2 million) realized gain from financial guarantee derivatives due to the amount of investment programs maturing during the period, offset by an expense of RMB271.9 million (US$41.8 million) related to the quality assurance fund and an expense of RMB460.4 million (US$70.8 million) from a fair value change of financial guarantee derivatives due to increased credit risks across the industry which led to upward adjustments to the Company’s expected default rate for loans protected by the quality assurance fund and underlying loans in investment programs protected by the investor reserve funds. For the fourth quarter of 2017, RMB10.6 billion and RMB3.9 billion of loans facilitated on the Company’s platform were protected by the quality assurance fund and investor reserve funds, respectively.

Income tax credits was RMB74.1 million (US$11.4 million) for the fourth quarter of 2017, compared with an expense of RMB21.8 million in the same period of 2016, primarily due to the loss from the quality assurance fund and negative fair value change of financial guarantee derivatives during the period.

Net loss was RMB507.1 million (US$77.90 million) for the fourth quarter of 2017, compared with a profit of RMB266.0 million in the same period of 2016.

Net loss attributable to ordinary shareholders of the Company was RMB1,303.9 million (US$200.4 million) for the fourth quarter of 2017, compared with net income attributable to ordinary shareholders of RMB17.9 million in the same period of 2016 due to the accretion losses on the Company’s Series A, B and C preferred shares.

As of December 31, 2017, the Company had cash and cash equivalents of RMB1,891.1 million (US$290.7 million) and short-term investments mainly in wealth management products of RMB1,958.9 million (US$301.1 million).

The total balance of the quality assurance fund, which includes restricted cash of RMB1,058.6 million (US$162.7 million) and the quality assurance fund receivable of RMB1,152.8 million (US$177.2 million), was equivalent to 17.9% of the total outstanding loans protected by the quality assurance fund.

The following table provides the delinquency rates for all outstanding loans on the Company’s platform as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2015	0.79%	1.75%	1.10%	1.01%	0.87%	0.67%
June 30, 2015	0.88%	1.06%	0.67%	0.54%	0.89%	0.67%
September 30, 2015	0.67%	0.89%	0.61%	0.54%	0.44%	0.35%
December 31, 2015	0.80%	0.93%	0.51%	0.49%	0.39%	0.32%
March 31, 2016	0.62%	0.93%	0.72%	0.61%	0.48%	0.32%
June 30, 2016	0.82%	1.01%	0.63%	0.43%	0.47%	0.44%
September 30, 2016	0.83%	1.11%	0.80%	0.63%	0.49%	0.39%
December 31, 2016	0.63%	0.91%	0.75%	0.79%	0.69%	0.57%
March 31, 2017	0.57%	0.95%	0.79%	0.59%	0.54%	0.51%
June 30, 2017	0.86%	1.11%	0.79%	0.51%	0.55%	0.52%
September 30, 2017	0.89%	1.40%	1.15%	1.02%	0.79%	0.60%
December 31, 2017	2.27%	2.21%	1.72%	1.63%	1.36%	1.20%

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for all continuing loan products facilitated through the Company’s online marketplace:

					Month on Book

Vintage	2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th	12th

2015Q1 . . . .	1.95%	2.75%	3.46%	3.98%	4.36%	4.58%	4.67%	4.69%	4.73%	4.76%	4.74%
2015Q2 . . . .	1.74%	2.66%	3.38%	3.75%	4.02%	4.15%	4.30%	4.38%	4.45%	4.46%	4.46%
2015Q3 . . . .	1.46%	2.13%	2.70%	3.15%	3.47%	3.68%	3.77%	3.85%	3.93%	4.01%	4.02%
2015Q4 . . . .	1.54%	2.27%	2.88%	3.17%	3.53%	3.77%	3.97%	4.12%	4.26%	4.32%	4.33%
2016Q1 . . . .	1.00%	1.57%	2.21%	2.82%	3.33%	3.77%	4.09%	4.33%	4.45%	4.57%	4.59%
2016Q2 . . . .	1.75%	2.49%	3.21%	3.77%	4.17%	4.39%	4.59%	4.76%	4.88%	4.94%	4.96%
2016Q3 . . . .	1.67%	2.45%	2.96%	3.47%	3.87%	4.11%	4.27%	4.44%	4.59%	4.70%	4.77%
2016Q4 . . . .	1.29%	2.07%	2.66%	3.15%	3.59%	3.97%	4.32%	4.62%	4.88%	5.07%	5.18%
2017Q1 . . . .	1.20%	2.01%	2.68%	3.32%	3.87%	4.33%	4.68%	4.98%	—	—	—
2017Q2 . . . .	1.72%	2.89%	3.81%	4.55%	5.14%	—	—	—	—	—	—
2017Q3 . . . .	1.82%	2.93%

Fiscal Year 2017 Financial Results

Operating revenues for the fiscal year 2017 increased by 222.3% to RMB3,895.8 million (US$598.8 million) from RMB1,208.7 million in 2016, primarily due to the increase in loan facilitation service fees, post-facilitation service fees and other revenues as a result of the substantial increase in loan origination volume, partially offset by a one-time provision of RMB107.7 million in the fourth quarter of 2017 for the expected discretionary payments to investors in investment programs protected by the investor reserve funds due to the increase in delinquency rates.

Loan facilitation service fees increased by 212.0% to RMB2,843.3 million (US$437.0million) for the fiscal year 2017 from RMB911.4 million in 2016, primarily due to the substantial increases in loan origination volume and the number of unique borrowers on the Company’s platform. The average rate of transaction fees charged to borrowers was 6.5%, compared with 6.4% in 2016.

Post-facilitation service fees increased significantly by 427.4% to RMB668.8 million (US$102.8 million) for the fiscal year 2017 from RMB126.8 million in the prior year, primarily due to the substantial increase in loan origination volume and the rolling impact of deferred transaction fees.

Other revenue increased by 188.4% to RMB491.4 million (US$75.5 million) for the fiscal year 2017 from RMB170.4 million in 2016, primarily attributable to an increase in collection fees.

Net interest income/(expense) and loan provision losses for the fiscal year 2017 was an expense of RMB15.2 million (US$2.3 million), compared with an income of RMB7.1 million in 2016, primarily due to provisions for expected loan losses related to the Company’s investments in trusts that were newly set up during the period.

Origination and servicing expenses increased by 151.1% to RMB974.5 million (US$149.8 million) for the fiscal year 2017 from RMB388.1 million in the prior year, primarily due to the increase in headcount particularly for consumption loan products and loan collection services, and to a lesser extent, due to an increase in referral fees paid to third parties for successful loan originations.

Sales and marketing expenses increased by 123.3% to RMB788.3 million (US$121.2 million) for the fiscal year 2017 from RMB353.0 million in 2016. The increase was primarily due to the increase in expenses associated with online customer acquisition, which mainly include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable PPDAI to reach quality borrowers, and expenses related to branding.

General and administrative expenses increased by 147.5% to RMB588.7 million (US$90.5 million) for the fiscal year 2017 from RMB237.8 million in 2016, primarily due to the increase in staff costs and recognition of share based compensation expenses of RMB106.2 in the fourth quarter of 2017 related to employee options granted historically with a performance target contingent upon IPO and cancellation of the share based compensation plan of a subsidiary company.

Operating income increased by 544.8% to RMB 1,529.2 million (US$235.0 million) for the fiscal year 2017 from RMB 236.8 million in 2016.

Non-GAAP adjusted operating income, which excludes other income/ (expenses), share-based compensation expenses and a one-time provision for expected discretionary payments to investors in investment programs protected by the Company’s investor protection funds in the fourth quarter from profit/(loss) before tax, increased by 635.9% to RMB 1,743.0 million (US$267.9 million) for the fiscal year 2017 from RMB236.8 million in 2016.

Other income recorded a loss of RMB171.5 million (US$26.4 million) for the fiscal year 2017, compared to a gain of RMB312.9 million in 2016. Other income primarily consisted of a RMB5.9 million (US$0.9 million) gain from the quality assurance fund resulting from the growth in loans facilitated on the Company’s platform that are protected by the quality assurance fund, and a RMB169.1 million (US$26.0 million) realized gain from financial guarantee derivatives due to the amount of investment programs maturing during the period, offset by a negative RMB383.1 million (US$58.9 million) fair value change of financial guarantee derivatives due to an upward adjustment in the expected default rate for underlying loans  investment programs protected by the investor reserve funds.

Income tax expenses were RMB274.7 million (US$42.2 million) for the fiscal year 2017, compared with RMB48.3 million in 2016. The increase was primarily due to improved profitability in fiscal year 2017.

Net profit was RMB1,082.9 million (US$166.4 million) for fiscal year 2017, up 115.9% from RMB501.5 million in 2016.

Net loss attributable to ordinary shareholders of the Company was RMB1,990.6 million (US$305.9 million) for fiscal year 2017, compared with net loss attributable to ordinary shareholders of RMB60.5 million in 2016 due to the accretion losses on the Company’s Series A, B and C preferred shares.

Recent Development

Due to the tightening regulatory requirements, the company has recently ceased to offer new investment programs with step-up returns to investors effective March 12, 2018, primarily to ensure regulatory compliance. Investors who have invested in the existing investment programs with step-up returns will not be affected by the change.

Business Outlook

PPDAI currently expects total loan volume for the fiscal year 2018 to be in the range of RMB70 billion to RMB80 billion. This forecast is PPDAI’s current and preliminary view, which is subject to changes.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 21, 2018 (8:00 PM Beijing/Hong Kong time on March 21, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “PPDAI Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.ppdai.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until March 28, 2018, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10117727

About PPDAI Group Inc.

PPDAI is a leading online consumer finance marketplace in China with strong brand recognition. Launched in 2007, the Company is the first online consumer finance marketplace in China connecting borrowers and investors. As a pioneer in China’s online consumer finance marketplace, the Company benefits from both its early-mover advantages and the invaluable data and experience accumulated throughout multiple complete loan lifecycles. The Company’s platform, empowered by its proprietary, cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience, as evidenced by the rapid growth of the Company’s user base and loan origination volume. As of December 31, 2017, the Company had over 65 million cumulative registered users.

For more information, please visit http://ir.ppdai.com.

Use of Non-GAAP Financial Measures

We use Non-GAAP operating income, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted operating income help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that adjusted operating income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this Non-GAAP financial measure, please see the table captioned "Reconciliations of GAAP and Non-GAAP results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5063 to US$1.00, the rate in effect as of December 29, 2017 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and PPDAI does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
PPDAI Group Inc.
Jimmy Tan / Sally Huo

Tel: +86 (21) 8030 3200-8601
E-mail: ir@ppdai.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: paipaidai@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: paipaidai@tpg-ir.com

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of December 31,
	2016	2017
	RMB	RMB	USD$
Assets
Cash and cash equivalents	404,678	1,891,131	290,661
Restricted cash	802,887	2,392,573	367,732
Short-term investments	260,000	1,958,910	301,079
Quality assurance fund receivable	286,812	1,152,769	177,177
Property, equipment and software, net	37,629	108,248	16,637
Intangible assets	-	63,760	9,799
Loans receivable, net of provision for loan losses	28,225	681,794	104,790
Financial guarantee derivative assets	167,291	-	-
Investment in equity investees	2,428	8,857	1,361
Available-for-sale securities	-	3,377	519
Accounts receivable	14,195	17,773	2,732
Deferred tax assets	31,718	128,361	19,729
Loan extended to related party	11,010	-	-
Prepaid expenses and other assets	100,418	145,699	22,395
Goodwill	-	50,411	7,749
Total assets	2,147,291	8,603,663	1,322,360
		-
Liabilities, Mezzanine Equity and Shareholders’ Deficit:
Payable to platform customers	421,659	1,113,966	171,213
Quality assurance fund payable	473,704	2,062,844	317,053
Deferred revenue	162,896	265,094	40,744
Payroll and welfare payable	84,534	156,831	24,105

Taxes payable	85,209	257,143	39,522
Deferred tax liability	-	15,940	2,450
Funds payable to investors of consolidated trusts	30,084	502,641	77,255
Due to related party	15,634	11,972	1,840
Financial guarantee derivative	-	323,430	49,710
Accrued expenses and other liabilities	101,349	211,614	32,524
Total liabilities	1,375,069	4,921,475	756,416

Commitments and contingencies
Mezzanine equity
Series A convertible redeemable preferred shares	369,033	-	-
Series B convertible redeemable preferred shares	339,781	-	-
Series C convertible redeemable preferred shares	501,831	-	-
Total mezzanine equity	1,210,645	-	-
Shareholders’ deficit:
Ordinary shares	-	56	9
Additional paid-in capital	-	5,951,088	914,666
Non-controlling interest	-	60,021	9,225
Statutory reserves	15,662	55,090	8,467
Accumulated other comprehensive loss/(income)	(85,017)	14,917	2,293
Accumulated deficit	(369,068)	(2,398,984)	(368,716)
Total shareholders’ deficit	(438,423)	3,682,188	565,944
Total liabilities, mezzanine equity and shareholders’ deficit	2,147,291	8,603,663	1,322,360

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended December 31,			For the year Ended December 31,
	2016	2017		2016	2017
	RMB	RMB	USD	RMB	RMB	USD

Operating revenue:
Loan facilitation service fees	312,874	620,237	95,329	911,448	2,843,287	437,005
Post-facilitation service fees	80,854	227,150	34,912	126,823	668,819	102,796
Other revenue	98,547	172,393	26,496	170,403	491,400	75,527
Expected discretionary payment to IRF investors	-	(107,661)	(16,547)	-	(107,661)	(16,547)
Total operating revenues	492,275	912,119	140,190	1,208,674	3,895,845	598,781
Net interest income/(expense) and loan provision losses	3,644	(13,243)	(2,035)	7,084	(15,209)	(2,338)
Net revenues	495,919	898,876	138,155	1,215,758	3,880,636	596,443
Operating expenses:			-	-	-	-
Origination and servicing expenses	(103,019)	(267,443)	(41,105)	(349,852)	(890,160)	(136,815)
Origination and servicing expenses-related party	(13,690)	(28,834)	(4,432)	(38,297)	(84,362)	(12,966)
Sales and marketing expenses	(127,437)	(238,600)	(36,672)	(352,952)	(788,291)	(121,158)
General and administrative expenses	(88,637)	(250,369)	(38,481)	(237,808)	(588,664)	(90,476)
Total operating expenses	(332,783)	(785,246)	(120,690)	(978,909)	(2,351,477)	(361,415)
Other income:			-	-	-	-
Gain from quality assurance fund	47,692	(271,850)	(41,783)	99,961	5,885	904
Realized gain from financial guarantee derivatives	8,963	27,105	4,166	31,999	169,103	25,991
Fair value change of financial guarantee derivatives	60,282	(460,428)	(70,766)	146,653	(383,060)	(58,875)
Gain from disposal of subsidiary	-	-	-	20,611	-	-
Other income, net	7,742	10,338	1,589	13,684	36,531	5,614
Profit/ (loss) before income tax expense	287,815	(581,205)	(89,329)	549,757	1,357,618	208,662
Income tax credit/ (expenses)	(21,780)	74,139	11,395	(48,267)	(274,711)	(42,222)

Net profit/ (loss)	266,035	(507,066)	(77,934)	501,490	1,082,907	166,440
Accretion on Series A convertible redeemable preferred shares to redemption value	(101,057)	(301,882)	(46,398)	(236,662)	(1,237,274)	(190,166)
Accretion on Series B convertible redeemable preferred shares to redemption value	(73,350)	(242,839)	(37,324)	(171,106)	(905,861)	(139,228)
Accretion on Series C convertible redeemable preferred shares to redemption value	(73,705)	(252,153)	(38,755)	(154,254)	(930,336)	(142,990)
Net profit/(loss) attributable to ordinary shareholders	17,923	(1,303,940)	(200,411)	(60,532)	(1,990,564)	(305,944)
Net profit	266,035	(507,066)	(77,934)	501,490	1,082,907	166,440
Foreign currency translation adjustment, net of nil tax	(40,236)	(10,097)	(1,552)	(60,498)	99,934	15,360
Comprehensive income/( loss)	225,799	(517,163)	(79,486)	440,992	1,182,841	181,800

Weighted average number of ordinary shares used in computing net loss per share Basic	665,000,000	1,120,473,462	1,120,473,462	665,000,000	779,804,270	779,804,270
Diluted	1,398,840,400	1,120,473,462	1,120,473,462	665,000,000	779,804,270	779,804,270
		-
Income/(loss) per share - Basic	0.0270	(1.1637)	(0.1789)	(0.0910)	(2.5526)	(0.3923)
Income/(loss) per share - Diluted	0.1902	(1.1637)	(0.1789)	(0.0910)	(2.5526)	(0.3923)
Income/(loss) per ADS - Basic	0.1348	(5.8187)	(0.8943)	(0.4551)	(12.7632)	(1.9617)
Income/(loss) per ADS - Diluted	0.9509	(5.8187)	(0.8943)	(0.4551)	(12.7632)	(1.9617)

PPDAI GROUP INC.

UNAUDITED Reconciliation of GAAP And Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended			For the year Ended December 31,
	December 31,2016	December 31, 2017		2016	2017
	RMB	RMB	USD	RMB	RMB	USD

Operating Revenue	492,275	912,119	140,190	1,208,674	3,895,845	598,781
Add: Expected discretionary payment to IRF investors	-	107,661	16,547	-	107,661	16,547
Non-GAAP adjusted operating revenue	492,275	1,019,780	156,737	1,208,674	4,003,506	615,328

	Three Months Ended			For the year Ended December 31,
	December 31,2016	December 31, 2017		2016	2017
	RMB	RMB	USD	RMB	RMB	USD

Profit/(loss) before income tax	287,815	(581,205)	(89,329)	549,757	1,357,618	208,662
Less: Other income/(expenses), net	124,679	(694,835)	(106,794)	312,908	(171,541)	(26,366)
Operating income	163,136	113,630	17,465	236,849	1,529,159	235,028
Add: share based compensation expense	-	106,152	16,315	-	106,152	16,315
Add: Expected discretionary payment to IRF investors	-	107,661	16,547	-	107,661	16,547
Non-GAAP adjusted operating income	163,136	327,443	50,327	236,849	1,742,972	267,890

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended December 31			For the year Ended December 31,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	228,503	410,389	63,076	534,048	1,864,540	286,573
Net cash used in investing activities	(178,014)	(920,951)	(141,548)	(663,059)	(2,495,575)	(383,564)
Net cash provided by financing activities	29,433	1,701,581	261,528	438,701	2,132,933	327,826
Effect of exchange rate changes on cash and cash equivalents	2,621	(14,888)	(2,288)	2,493	(15,445)	(2,372)
Net increase/(decrease) in cash and cash equivalents	82,543	1,176,131	180,768	312,183	1,486,453	228,463
Cash and cash equivalents at beginning of period	322,135	715,000	109,893	92,495	404,678	62,198
Cash and cash equivalents at end of period	404,678	1,891,131	290,661	404,678	1,891,131	290,661